Exhibit 99.2

Consolidated Financial Statements of
(Unaudited)

TITAN TRADING ANALYTICS INC.

(A Development Stage Company)

January 31, 2008

(expressed in Canadian dollars)

Notice to Reader

The management of Titan Trading Analytics Inc. is responsible for the preparation of the accompanying interim consolidated financial statements. The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position, operating results and cash flows of the Company.

These interim financial statements have not been reviewed by an auditor. These interim consolidated financial statements are unaudited and include all adjustments, consisting of normal and recurring items, that management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

Dated:  March 18, 2008

signed “Kenneth W. Powell”

Kenneth W. Powell
President, CEO and CFO

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Consolidated Balance Sheet
(Unaudited – prepared by management)

	January 31, 2008	October 31, 2007

ASSETS
CURRENT
Cash and cash equivalents	114,975	$18,664
Short-term investments (Note 4)	168,484	221,807
Sundry Receivable	34,285	404
Prepaid expenses & deposit	35,756	7,757
	353,500	248,632
Deposit	23,500	23,500
Equipment (Note 5)	397,903	159,270
	$774,903	$431,402

LIABILITIES
CURRENT

Accounts payable and accrued liabilities	$235,641	$274,173
Loans and advances (Note 6)	16,598	350,831
	252,239	625,004

Commitments (Note 9)
Going Concern (Note 1)

SHAREHOLDERS’ EQUITY

Share capital (Note 7)	9,730,713	8,795,045
Warrants (Note 7)	1,060,544	812,255
Contributed surplus (Note 7)	2,213,822	2,119,682
Deficit	(12,482,415)	(11,920,584)
	522,664	(193,602)
	$774,903	431,402

See accompanying notes

Approved on behalf of the Board:

“Kenneth W. Powell”                                                                   “Robert F. Roddick”
 Signed                                                                             Signed

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited – prepared by management)
(expressed in Canadian dollars)

	Three months ended January 31,
	2008	2007

EXPENSES
Software development (Note 9)
Research and development (Note 9)	140,783	314,919
General and administrative (Note 9)	410,064	222,262
Amortization	14,936	7,260
Bank charges and interest	1,412	3,552
Loss (Gain) on foreign exchange	(5,364)	(60,805)

Loss from operations	561,831	487,188
Interest and other income	---	---
Net loss and comprehensive loss	---	---

LOSS PER SHARE – Basic	$(0.01)	$(0.02)
WEIGHTED AVERAGE NUMBER OF SHARES USED TO CALCULATE LOSS PER SHARE	39,628,839	33,142,159

See accompanying notes

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Consolidated Statements of Shareholders’ Equity
(Unaudited – prepared by management)
(expressed in Canadian dollars)

	5,293,505	229,025	222,894	(5,791,418)	(45,994)
Net loss				(3,607,979)	(3,607,979)
Expired/cancelled warrants		(58,274)	58,274		---
Software transfer		316,479	1,575,000		1,891,479
Private placement	1,060,253	324,706			1,384,959
Warrants exercised	363,920	(85,947)			277,973
Stock compensation expense			57,404		57,404
January 31, 2007	6,717,678	725,989	1,913,572	(9,399,397)	(42,158)

Net loss				(2,521,187)	(2,521,187)
Expired/cancelled warrants		(11,633)	11,633		---
Stock options exercised	78,904		(23,342)		55,562
Warrants exercised	884,171	(86,150)			798,021
Private placement	865,292	184,049			1,049,341
Warrants issued	249,000				249,000
Stock compensation expense			217,819		217,819
October 31, 2007	8,795,045	812,255	2,119,682	(11,920,584)	(193,602)

	Share Capital	Warrants	Contributed Surplus	Deficit	Total

Net loss				(561,831)	(561,831)
Private placement	935,668	248,289			1,183,957
Warrants exercised	---	---			---
Stock compensation expense			94,140		94,140
January 31, 2008	9,730,713	1,060,544	2,213,822	(12,482,415)	522,664

See accompanying notes

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Consolidated Statements of Cash Flows
(Unaudited – prepared by management)
(expressed in Canadian dollars)

	Three months ended January 31,
OPERATING	2008	2007
Net loss	$(561,831)	$(487,188)
Adjustments for non-cash items
Software development expense
Amortization	14,935	7,260
Research and development
Share option expense	94,140
Loss on disposal of equipment

Net changes in non-cash working capital balances:
Sundry receivable	(33,881)	(17,740)
Prepaid expenses	(27,999)	49,132
Accounts payable and accrued liabilities	(38,532)	(156,639)
	(553,168)	(605,175)
INVESTING
Loan receivable
Purchase of equipment	(253,568)	(56,708)
Short-term investments	53,323
	(200,245)	(56,708)
FINANCING
Issue of common shares and warrants
net of issue costs
Redemption of common shares	1,183,957	1,364,560
Loans and advances	(334,233)	4,325
	849,724	1,368,885
INCREASE (DECREASE) IN CASH	96,311	707,002
AND CASH EQUIVALENTS
CASH AND CASH EQUIVALENTS	18,664	314,450
(BANK INDEBTEDNESS), BEGINNING OF PERIOD
CASH AND CASH EQUIVALENTS (BANK INDEBTEDNESS), END OF PERIOD	$114,975	$1,021,452
CASH USED IN OPERATING ACTIVITIES INCLUDES:
Bank charges and interest	1,412	3,552

See accompanying notes

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Three months ended January 31, 2008
(expressed in Canadian dollars)

1.	NATURE OF OPERATIONS & GOING CONCERN

(a)	Operations

Titan Trading Analytics Inc. (“Titan” or the “Company”) was incorporated on November 30, 1993.  The Company is a development stage company that focuses on developing financial software for market timing, trading analytics and automated trading execution. The Company has yet to establish profitable business operations and has remained in research and development mode since its incorporation.  Since 2002 the Company has been developing an automated trading platform.  Cumulative balances incurred in developing the automated trading platform since 2002 have been presented in the financial statements.  The Company currently has two distinct trading products in its line-up, each of which is now beginning to establish a real-world track record to demonstrate its potential as a revenue source.

(b)	Going concern

The consolidated financial statements of Titan have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years as they have not completed the development of their financial software, and has an accumulated deficit of $12,482,415 at January 31, 2008.  As at January 31, 2008, the Company’s working capital is $124,762 or a ratio of 1.49 : 1 .

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others, obtaining financing from new lenders and the issuance of additional equity (See subsequent events, Note 12). The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2008.  However, management can provide no assurance thereon.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events that raise doubts about the validity of the going concern assumption used in preparing these consolidated financial statements.

If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Three months ended January 31, 2008
(expressed in Canadian dollars)

2.	CHANGE IN ACCOUNTING POLICY

Effective November 1, 2006, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Disclosure and Presentation, Section 1530, Comprehensive Income; Section 3251, Equity; and Section 3865, Hedges.  The adoption of the foregoing standards had no transitional impact on the Company’s opening deficit or accumulated other comprehensive income.

CICA Handbook Section 3855 and 3861 establish standards for recognition, measurement, disclosure and presentation of financial instruments, which include financial assets, financial liabilities, derivatives and embedded derivatives.   Financial instruments, including derivatives, are measured in the consolidated balance sheet at fair value on acquisition.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired, at which time the amount would be recorded in net income.  Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost.

The Company has classified its financial instruments as follows:

Financial Instrument	Classification	Subsequent measurement
Cash and cash equivalents	Held for trading	Fair market value
Short-term investments	Held for trading	Fair market value
Sundry receivable	Loans and receivables	Amortized cost
Accounts payable	Other liabilities	Amortized cost
Loans and advances	Other liabilities	Amortized cost

CICA handbook Section 1530, establishes standards for comprehensive income. Comprehensive income, which consists of net income and other comprehensive income represents changes in shareholders’ equity during a period arising from transactions with non-owners.  Other comprehensive income consists of changes to unrealized gains and losses on available-for-sale financial assets, as well as foreign currency translation adjustments of self-sustaining foreign operations during the period.   Comprehensive income measures net earnings for the period plus other comprehensive income.  Amounts reported as other comprehensive income will be accumulated in a separate component of shareholders’ equity as “Accumulated Other Comprehensive Income (Loss).”

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Three months ended January 31, 2008
(expressed in Canadian dollars)

2.	CHANGE IN ACCOUNTING POLICY (continued)

Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period.  The implementation of this section did not have a material impact on the Company’s financial statements.

Section 3865 specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed.  The Company does not have any hedging items so the implementation of this section did not have a material impact on the financial statements.

3.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Titan Trading GP Inc., Titan Trading Corp., Titan Holdings USA LLC and Titan Trading USA, LLC.  All inter-company balances and transactions have been eliminated on consolidation.

Research and development

Research costs are expensed when incurred. Development costs are expensed when incurred prior to the establishment of technical feasibility. Subsequent to the establishment of technical feasibility, the costs associated with the development of a commercial product for which adequate resources exist to market the product or a product to be used internally are capitalized as software and systems development. Capitalization of development costs ceases when the product is available for general release to customers or once internal utilization commences.  There were no development costs capitalized during the period.

Equipment

Computer equipment is carried at cost less accumulated amortization and is amortized at 30% declining balance per annum.

Office furniture and equipment is carried at cost less accumulated amortization and is amortized at 20% declining balance per annum.

Leasehold improvements are carried at cost less accumulated amortization and is amortized on a 5 year straight line basis.

The Company makes periodic reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Three months ended January 31, 2008
(expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Future income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.

Foreign currency translation

The functional currency of the Company is the Canadian dollar. Monetary assets and liabilities denominated in currencies other than the Canadian dollar are translated using the rate of exchange prevailing at the balance sheet date. Revenues and expenses and other assets and liabilities are translated using the exchange rate prevailing on the transaction date. Gains and losses on translation are included in operations.

The Company translates the assets and liabilities of integrated foreign operations to Canadian dollars using the temporal method of translation.  Gains and losses resulting from translation adjustments are included in operations.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates used by management include valuation allowances for future income taxes, useful lives for the amortization of equipment, fair value of financial instruments, and determining the fair value of stock-based compensation.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, with an original maturity of less than three months at the time of purchase.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Three months ended January 31, 2008
(expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per share

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted loss per share by application of the treasury stock method. Diluted loss per share is not presented when it would be anti-dilutive.

Stock-based compensation

The fair value of stock options are calculated at the date of grant and is expensed over the vesting period of the options on a straight-line basis.  The Company uses the Black-Scholes model to calculate the fair value of stock options issued, which requires certain assumptions to be made at the time the options are awarded, including the expected life of the option, the expected number of granted options that will vest and the expected future volatility of the stock.  As the options are exercised, the consideration paid, along with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Non-monetary transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance. The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction.

Future Accounting Pronouncements

Effective November 1, 2007, the Company was required to adopt the following new CICA standards:

- Section 3862 “Financial Instruments – Disclosure”;
- Section 3863, “Financial Instruments – Presentation”;
- Section 1506, “Accounting Changes”; and
- Section 1535, “Capital Disclosures”.

Financial Instruments – Disclosure and Presentation

Handbook Section 3862 “Financial Instruments – Disclosure” and Section 3863 “Financial instruments – Presentation” will replace Section 3861 “Financial Instruments – Disclosure and Presentation”.  The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed.  The new presentation standard carries forward the former presentation requirements.  The new financial instruments presentation and disclosure requirements were issued in December 2006 and the Company is assessing the impact on its financial statements.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Three months ended January 31, 2008
(expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting Changes

Under the new standard, voluntary changes in accounting policies are permitted only if they result in financial statements which provide more reliable and relevant information.  Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change.   Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these charges in earnings.  These standards are effective for all changes in accounting policies, changes in accounting estimates and corrections of prior period errors initiated in periods beginning on or after November 1, 2007.

Capital Disclosures

This section will require additional disclosures of objectives, policies and processes for managing capital.  In addition, disclosures will include whether companies have complied with externally imposed capital requirements.  The new capital disclosure requirements were issued in December 2006 and the Company is assessing the impact on its financial instruments.

4.             SHORT-TERM INVESTMENTS

Short-term investments consists of a guaranteed investment certificate bearing interest at prime less 2.25%, and matures September 5, 2008.  The investment is collateral for an available line of credit of $120,000 which has not been drawn on at the end of the year.

Short-term investments also include marketable securities of $48,484 held in a trading account which are measured at fair value.

5.             EQUIPMENT

	January 31, 2008			October 31, 2007
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer Equipment	$224,855	$78,358	$146,497	$217,216	$66,926	$150,290

Office Furniture	57,720	4,489	53,231	11,580	2,600	8,980
	199,790	1,615	198,175
Software
development costs	947,877	947,877	- - -	947,877	947,877	- - -
	$1,430,242	$1,032,339	$397,903	$1,176,673	$1,017,403	$159,270

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Three months ended January 31, 2008
(expressed in Canadian dollars)

6.         LOANS AND ADVANCES

	2007	2006
Loan payable, is due to a Director and his associated company. The loan is non-interest bearing, unsecured and has no fixed terms of repayment.	$16,598	$187,831
Short-term loan, bearing interest at 13% per annum, is secured by a promissory note and due on demand.	---	100,000
Private placement funds paid in advance of December 31, 2007 closing (See subsequent events Note 13).	---	63,000
	$16,598	$350,831

7.	SHARE CAPITAL

	Common Shares		Warrants
	Shares	Amount	Warrants	Amount

Balance, October 31, 2005	22,646,399	5,293,505	6,577,014	229,025
Private placements	6,012,765	1,157,590	3,006,388	345,776
Warrants exercised	2,155,333	363,920	(2,155,333)	(85,947)
Warrants issued in software transfer	- - -	- - -	2,000,000	316,479
Warrants expired and cancelled	- - -	- - -	(983,500)	(58,274)
Share issuance costs	- - -	(97,337)	- - -	(21,070)

Balance, October 31, 2006	30,814,497	6,717,678	8,444,569	725,989
Private placement	3,311,299	957,552	1,655,632	201,413
Warrants exercised	3,010,403	884,171	(3,010,403)	(86,150)
Stock options exercised	377,500	78,904
Warrants expired and cancelled			(581,667)	(11,633)
Shares issued for service	300,000	249,000
Share issuance costs		(92,260)		(17,364)

Balance October 31, 2007	37,813,699	8,795,045	6,508,131	812,255
Private placement	3,036,234	960,317	1,518,117	254,176
Share issuance costs		(24,649)		(5,887)
Balance January 31, 2008	40,849,933	9,730,713	7,748,468	1,060,544

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Three months ended January 31, 2008
(expressed in Canadian dollars)

7.       SHARE CAPITAL (continued)

a)	Share Capital

2008

In December 2007, the corporation closed a non-brokered private placement of units (”Units”),  which raised $1,214,494. The Company issued 3,036,234 Units at $0.40 Canadian ($0.42 US) per Unit. Each Unit consists of one (1) common share in the capital of Titan and one-half (1/2) of one common share purchase warrant (a “Warrant”).  Each whole Warrant will entitle the holder thereof to purchase one common share for a price of $0.60 Canadian ($0.62 US) and will expire December 7, 2009. The securities issued under the private placement are subject to a four-month hold period.  Insiders participated in the private placement for total gross proceeds of $363,428.40. The issue costs relating to this placement totaled  $30,536.

2007

In December 2006, the corporation closed a non-brokered private placement of units (“Units), which raised $1,158,965.  The Corporation issued 3,311,299 Units at $0.35 Canadian ($0.31 US) per Unit.  Each Unit consisted of one common share and one-half of one common share purchase warrant (a “Warrant”). The Warrants issued were 1,655,632.  The difference of 17.5 fewer warrants issued is a rounding factor attributed to shareholders proceeds being short of the actual value of shares purchased.  The Warrants are exercisable at a price of $0.50 Canadian ($0.45 US) and will expire December 12, 2008.  The securities issued under the private placement are subject to a four-month hold period.  The Company revised the amount of finder’s fees and paid $75,329 to arm’s length parties in connection with the placement.  Insiders participated in the private placement for total gross proceeds of $300,000. The issue costs relating to this placement totaled $99,914.  Share issuance costs also include $9,710 relating to the exercise of warrants and stock options.

The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions:  dividend yield of $Nil, expected volatility of 107%, risk free rate of 3.97% and expected life of 2 years.

In February, 2007, the Company issued shares for services to three consultants for their participation in the development, sales and marketing of retail-market software products.  Titan entered into consulting arrangements with the consultants in exchange for 300,000 common shares, in the aggregate, in the capital of Titan at a deemed price of $0.83.

During 2007, a total of 377,500 options and 3,010,403 warrants were exercised.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Three months ended January 31, 2008
(expressed in Canadian dollars)

7.      SHARE CAPITAL (continued)

2006

In July 2006, the Company closed a non-brokered private placement of units (“Units”), subject to regulatory approval, which raised gross proceeds of $866,904.  The Corporation issued 2,476,868 Units at $0.35 Canadian ($0.31 US) per Unit.  Each Unit consisted of one common share and one-half of one common share purchase warrant.  The warrants are exercisable at a price of $0.50 Canadian ($0.45 US) and will expire July 31, 2008.  The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions:  dividend yield of $Nil, expected volatility of 139%, risk free rate of 3.98% and expected life of 2 years.

In February 2006, the Company completed the closing of an expedited private placement, raising gross proceeds of $636,461.  The private placement consisted of the issuance of 3,535,897 Units at $0.18 per Unit.  Each Unit consisted of one common share and one-half of one common share purchase warrant.  The warrants issued were 1,767,954.  The additional 5 warrants issued is a rounding factor attributed to shareholders proceeds being in excess of the actual value of shares purchased. The warrants are exercisable at a price of $0.30 for the first 12 months from the date of issuance hereof, and a price of $0.40 for the next twelve months, and will expire February 1, 2008. The issue costs relating to these placements totaled $118,407. The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of $Nil, expected volatility of 142%, risk free rate of 3.88% and expected life of 2 years.

During 2006, the Company completed a software transfer agreement with companies controlled by directors of the Company.  In exchange for the software, the Company will issue 4,500,000 common shares and 2,000,000 warrants.  The 4,500,000 common shares to be issued is contingent on the Company achieving certain milestones as follows:

a)	upon the Company achieving $400,000 of cumulative gross revenue, 1/3 of the Common Shares (1,500,000 Common Shares) will be eligible to be issued;

b)	upon the Company achieving $800,000 of cumulative gross revenue, an additional 1/3 of the Common Shares (1,500,000 Common Shares) will be eligible to be issued; and

c)	upon the Company achieving $1.2 million of cumulative gross revenue, an additional 1/3 of the Common Shares (1,500,000 Common Shares) will be eligible to be issued.

A total of 1,000,000 purchase warrants issued are exercisable at $0.50 per share for a six month period commencing June 1, 2007, provided the Company achieves at least $1.2 million of gross revenue for the preceding one year period.  The remaining 1,000,000 purchase warrants are exercisable at a price of $1.00 per share for a six month period commencing June 1, 2008 provided the Company achieves gross revenue of $1.8 million for the one year period commencing June 1, 2007.  The fair value of the common shares to be issued and warrants have been determined to be $1,575,000 and $316,479 respectively, with a corresponding value of $1,891,479 attributed to software development.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Three months ended January 31, 2008
(expressed in Canadian dollars)

7.        SHARE CAPITAL (continued)

Escrowed Shares

As at January 31, 2008, 300,000 common shares were held in escrow.  The release from escrow is based upon the passage of time.

Stock Options

2008

In January 2008, the Company issued 1,600,000 stock options to directors, officers and consultants of the Company exercisable at $0.37.  The options will expire on January 8, 2013.

The following table summarizes the activity of stock options as follows:

Year	2007		2007
	Number of options	Weighted- Average Exercise Price	Number of options	Weighted- Average Exercise Price
Outstanding at beginning of period	5,400,593	$ 0.25	3,623,093	$ 0.17
Granted Exercised Cancelled or expired	1,600,000	$ 0.37	2,155,000 (377,500)	$ 0.35 $ 0.15
Outstanding at end of period	7,000,593	$ 0.28	5,400,593	$ 0.25
Exercisable at end of period	5,127,843	$ 0.20	4,150,593	$ 0.19

The following table summarizes information on share options outstanding and exercisable at January 31, 2008:

Exercise Price	Number Outstanding	Number Exercisable	Weighted Average Remaining Contractual Life (years)
$ 0.10	1,435,000	1,435,000.9
0.155	495,593	495,593	2.3
0.25	980,000	980,000	2.3
0.315	360,000	360,000	3.5
0.30	1,800,000	1,343,750	3.9
0.69	200,000	100,000	4.4
0.50	130,000	32,500	4.6
0.37	1,600,000	400,000	4.9
	7,000,593	5,146,843

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Three months ended January 31, 2008
(expressed in Canadian dollars)

7.         SHARE CAPITAL (continued)

The Company uses the Black-Scholes option-pricing model to value the options at each grant date under the following weighted-average assumptions:

	2008	2007	2006
Weighted average grant date fair value per share option	0.37	0.33	0.32
Expected dividend rate	0%	0%	0%
Expected volatility	126%	142%	138%
Risk-free interest rate	3.47%	3.95%	3.75%
Expected life of options in years	5 yrs	5 yrs	5 yrs

The amounts estimated according to the Black-Scholes option-pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

Warrants

The following table summarizes information on warrants outstanding at January 31, 2008:

Exercise Prices	Number Outstanding	Expiry Date
$0.40 $0.50 $0.50 $0.50 $0.60	1,336,285 1,238,434 2,000,000 1,655,632 1,518,117	February 1, 2008 July 31, 2008 November 30, 2008 December 12, 2008 December 7, 2009
7,748,468

CONTRIBUTED SURPLUS

The increase in contributed surplus in the first quarter of 2008 is the result of $94,140 (2007 - $71,546) stock based compensation expense.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Three months ended January 31, 2008
(expressed in Canadian dollars)

8.	RELATED PARTY TRANSACTIONS

Included in the consolidated financial statements are the following related party transactions not disclosed elsewhere:

	2008	2007	2006
Management and consulting fees	$22,500	$25,000	$15,000
Research and development	67,207	78,750	60,000

Management and consulting fees are paid to a director of the Company and a company controlled by an officer.

Research and development fees are paid to directors and companies controlled by directors.

Accounts payable and accrued liabilities include $81,030 (2007 - $33,266) payable to directors or officers of the Company or companies controlled by directors or officers.

The related party transactions are in the normal course of operations and are recorded at the exchange amount which is the amount of consideration established and agreed to by the related parties.

9.	COMMITMENTS

a)	The Company has lease agreements for its offices with minimum annual payments until expiration of the leases as follows:

Year	Total
2008	$104,657
2009	$78,768
2010	$78,768
2011	$78,768
2012	$65,640

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Three months ended January 31, 2008
(expressed in Canadian dollars)

9.	COMMITMENTS (continued)

a)
Effective May 1, 2006, the Company signed consulting agreements with two consultants.  The consultants are to be paid $2,000 per month for their consulting services until termination of the agreement.  Each consultant will also be issued 100,000 common shares which will be subject to a four-month hold period on issuance of the shares.

b)
Effective June 1, 2006, the Company signed a consulting agreement with a consultant for development, sales and marketing of the software.  The consultant is to be paid $2,000 per month for his consulting services until termination of the agreement.  The consultant will also be issued 100,000 common shares which will be subject to a four-month hold period on issuance of the shares.

c)
The Company has consulting agreements with two directors of the Company for $10,000 per month each to maintain, support and improve the software, as well as, to provide general software programming and consulting services.  The agreement remains in effect until October 31, 2008.

10.         FINANCIAL INSTRUMENTS

Fair Value

The Company's financial instruments consist of cash and cash equivalents, short-term investments, sundry receivable, accounts payable and accrued liabilities and loans and advances.  The fair values of these financial instruments approximate their carrying value due to their short-term nature.

Credit Risk

It is management's opinion that the Company is not exposed to credit risks arising from these financial instruments.

Foreign Currency Risk

The Company is exposed to currency risk as a result of its operations in the United States.  The Company does not use derivative financial instruments to reduce its exposure to fluctuations in foreign exchange rates.

Interest Rate Risk

The Company is susceptible to interest rate price risk on its fixed interest loans.

11.         SEGMENTED INFORMATION

The Company did not generate any revenues in the current year. All of the Company’s property and equipment is located in Canada, the United States and the United Kingdom.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Three months ended January 31, 2008
(expressed in Canadian dollars)

12.	SUBSEQUENT EVENTS

a)
In February, 2008, the company announced the appointment of Parker Seto to Titan’s advisory board.  Mr. Seto, who is well versed in International Business, will be responsible of overseeing business development and Titan’s expansion into Asian markets, specifically Hong Kong and Shanghai.  Titan plans to market to Asian brokers who wish to provide electronic trading platforms and Direct Market Access (“DMA”) tools to their client base.

b)	On February 6, 2006, the Company announced the exercise of 1,578,301 warrants for total proceeds of $615,931.50.

c)
In February, 2008 the Company announced two key operational developments for Titan’s proprietary currency trading and asset management arm: (i) The currency trading arm received a six-figure capital investment from an accredited third-party investor.  This investment marks the beginning of phase two of Titan’s currency alternative investment product managed by David Terk, of Titan Trading U.S.A.  The fund was previously in the incubation phase and has now moved forward with a larger capital base for a period of 90 days; and (ii) the Company announced that it has completed its testing phase in the currencies.

d)
On March 6, 2008, the Company announced the closing of a fully-subscribed non-brokered private placement of units (“Units”), subject to regulatory approval, which raised $510,000.  The Corporation will issue 2,000,000 Units at a price of $0.255 Canadian ($0.25 US) per unit. Each unit will consist of one (1) common share in the capital of the Company and one-half (½) of one common share purchase warrant.  Each whole warrant will entitle the holder thereof to purchase one common share for a price of $0.35 Canadian ($0.34 US) and will expire March 6, 2010.  The securities issued under the private placement are subject to a four-month hold period.  Insiders participated in the private placement for total gross proceeds of $132,330.

13.	LOSS PER COMMON SHARE

Loss per common share is calculated using the weighted-average number of common shares outstanding during the period, which was 39,628,839 (2007 – 33,142,159).

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per common share would have an anti-dilutive effect and is therefore excluded from the computation.  Consequently, diluted loss per common share is not disclosed.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Three months ended January 31, 2008
(expressed in Canadian dollars)

14.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles.  There are no material variations between the financial position of the Company and the results of operations and cash flows under Canadian generally accepted accounting principles and United States generally accepted accounting principles (“U.S. GAAP”), except as follows:

Consolidated statements of cash flows

Under U.S. GAAP Cash and Cash Equivalents for the statements of cash flows does not include bank indebtedness.  At the 2004-year end the Company had bank indebtedness amounting $2,236 which would have been shown as a financing cash flow under U.S. GAAP, resulting in the cash reconciled to at the end of 2004 being nil and not ($2,236) as disclosed in the Canadian financial statements.

14.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

Warrants

Under U.S. GAAP, Emerging Issues Task Force 00-19 and APB Opinion 14, the fair value of warrants issued would be recorded as a reduction to the proceeds from the issuance of common shares, with the offset to additional paid-in-capital.  The warrants have been presented as a separate component of shareholders’ equity for Canadian GAAP purposes.

Research and development

Under U.S. GAAP, all development costs are expensed as incurred.  Under Canadian GAAP, development costs that meet generally accepted criteria for deferral are capitalized and amortized.  The Company has not deferred any development costs.

New Accounting Standards

Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new US GAAP standards that have not yet been adopted due to delayed effective dates.

SFAS 157

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements.  SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements.  SFAS 157 is effective for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the impact SFAS 157 will have on its consolidated financial statements.

TITAN TRADING ANALYTICS INC.
(Continued under the Laws of Alberta)
“A Development Stage Corporation”
Notes to Consolidated Financial Statements
Three months ended January 31, 2008
(expressed in Canadian dollars)

SFAS 159

In February 2007, the FASB issued SFAS No 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115” (“SFAS 159”).  SFAS 159 permits an entity to choose to measure many financial instruments and certain other items at fair value.  The Statement would be effective for financial statements issued for fiscal years beginning after November 15, 2007.  The company is assessing the impact this statement will have on its consolidated financial statements.

FIN 48

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes”. This standard prescribes a recognition and measurement model for tax positions taken or expected to be taken in a tax return, and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This standard is effective for fiscal years beginning after December 15, 2006.  The company is assessing the impact this statement will have on its consolidated financial statements.